Exhibit 99.2

Dial in number (host)	1715 hrs
011 535 3500	30/11/04 1715 hrs

Pass code
397 6454

Modified terms of IAMGold transaction
Newswire call script

Good morning and thank you for taking the time to dial in on short notice. As you will have now seen, we are today announcing some modifications to the terms of our agreement with IAMGold Corporation of Canada to create Gold Fields International.

I would like to take a minute to talk you through the key points of today’s announcement and then Nick Holland, our Chief Financial Officer, and I will take questions.

Following the announcement in August of our plans to effect a reverse takeover of IAMGold, the Board of Gold Fields’ continues to maintain that the creation of Gold Fields International, the name of the proposed new vehicle:

1.	unlocks value for shareholders;

2.	will allow our international assets to compete more effectively on the world stage; and

3.	deliver the aggressive growth that we plan.

By acquiring 70% control of IAMGold, we will create a dynamic vehicle with

•	a reduced cost of capital

•	attractive paper and

•	focussed management team —

all further strengthened by the changes to the South African exchange control rules announced by the South African Government on October 25.

Since Harmony’s unsolicited and hostile offer, we have spoken to many of our institutional shareholders, both in South Africa and around the world. I have been very heartened to hear the continuing support for the IAMGold transaction as part of our strategy to unlock the value of our international assets.

However, in light of Harmony’s offer and Norilsk’s irrevocable undertaking to vote against the original structure of the deal, combined with the changes to exchange controls — which allow more flexibility in the Gold Fields’ International capital structure — both IAMGold and ourselves felt it appropriate to look at the previously agreed terms in the light of those changes.

As a result, IAMGold’s Board of Directors has agreed that the cash contribution from Gold Fields to the combined entity will be reduced by US$200m. Otherwise, the overall ownership and structure of Gold Fields International remains unchanged; firmly in South African hands.

Institutional Shareholder Services, commenting on the transaction prior to this modification of the cash contribution, believed that the 11% premium plus the 50 cent cash dividend — which together amount to an “all-in” premium of approximately 18% — was acceptable to Gold Fields’ shareholders based on the fact that Gold Fields would effectively control Gold Fields International through:

•	having seven out of ten board seats;

•	the right to appoint the CEO and

•	an initial 70% equity stake, with top up rights.

The modified cash consideration further reduces the premium paid by our shareholders to just 9% — this figure is inclusive of the special dividend payable to IAMGold shareholders.

All of the details of the transaction are set out in the circular to shareholders, dated 29 October 2004. As previously, following the successful completion of the transaction, IAMGold will become a listed subsidiary of Gold Fields Limited in which we will have a shareholding of approximately 70%.

Over a period of 5 years, Gold Fields has built 1.4 million ounces of international production from scratch. We believe that, historically, the market has not fairly valued our international assets and that the reverse takeover of IAMGold to create Gold Fields International, a North American listed 70% controlled vehicle, is an excellent method of optimising their value.

We will continue to grow this international business for Gold Fields shareholders and believe that, whilst the changes in exchange controls are helpful, only a North American listed vehicle with direct access to international equity and debt markets will be able to compete effectively on a global stage and deliver the aggressive growth that Gold Fields plans.

As many of you are aware, Gold Fields’ shareholders have until 3 December to lodge their forms of proxy. The deadline for submission of proxies by ADR holders is [today, 30th November]. Voting on this transaction takes place on 7 December at our EGM.

We are confident of the support that we have from Gold Fields’ shareholders. We have already had over [20%] of our shareholders pledge their support for the transaction. We continue to urge all our shareholders to vote in favour of this opportunity to accelerate our international growth strategy.

Nick and I will now be very happy to take any questions.......

Cautionary Statements

In the United States, Gold Fields Limited (“Gold Fields”) will file a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction. This document contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.